15045594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 44874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monex Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 1440
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ruben Contreras, CFO 713-877-8234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 2/26/15

02/27/15

OATH OR AFFIRMATION

I, Ruben Contreras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monex Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLY SANDRA DELGADO
Notary Public, State of Texas
My Commission Expires
May 07, 2016

Notary Public

Signature

Ruben Contreras, CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014

CONTENTS

EEPB 27th Year PC
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MONEX SECURITIES, INC.

We have audited the accompanying financial statements of MONEX SECURITIES, INC. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MONEX SECURITIES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MONEX SECURITIES, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of MONEX SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of MONEX SECURITIES INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, PC

Houston, Texas

January 26, 2015

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	3,449
Certificate of deposit		10,022
Marketable securities		2,080,836
Receivable from clearing broker/dealer		504,493
Commissions receivable		387,473
Deposit held by clearing brokers, restricted		100,000
Income tax receivable		222,250
Other assets		78,048
TOTAL CURRENT ASSETS		3,386,571
Property and equipment, net		116,483
TOTAL ASSETS	$	3,503,054

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	12,192
Accounts payable and accrued liabilities		323,618
Payable to clearing broker/dealer		1,009,041
Payable to shareholder		225,387
Accrued income taxes		34,542
TOTAL CURRENT LIABILITIES		1,604,780
Deferred income tax liability		39,604
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		1,704,169
Retained earnings		154,491
TOTAL STOCKHOLDER'S EQUITY		1,858,670
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,503,054

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commission income	$ 5,559,842
Other income	352,093
TOTAL REVENUES	5,911,935
EXPENSES	
Commissions paid to international operatives and financial intermediaries	1,133,022
Employee compensation and benefits	1,393,679
Clearing, execution and commission fees	102,928
Service fees to shareholder	1,459,542
Rent and equipment	176,313
Communications	76,141
Regulatory fees	35,730
Professional fees	514,920
Administrative and other expenses	205,537
Provision for settlement	1,471,561
TOTAL EXPENSES	6,569,373
LOSS BEFORE INCOME TAXES	(657,438)
PROVISION FOR INCOME TAXES	251,727
NET LOSS	$ (909,165)

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2013	1,000	$ 10	$ 1,704,169	$ 1,063,656	$ 2,767,835
Net loss				(909,165)	(909,165)
BALANCE AT DECEMBER 31, 2014	1,000	$ 10	$ 1,704,169	$ 154,491	$ 1,858,670

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(909,165)
Adjustments to net income, for noncash transactions		
Depreciation		42,097
Realized gains on marketable securities		(8,324)
Net increase or decrease in assets and liabilities		
Receivable from clearing broker/dealer		2,119,154
Commissions receivable		21,099
Income tax receivable		(222,250)
Other assets		(46,583)
Accounts payable and accrued expenses		181,577
Payable to clearing broker/dealer		1,009,041
Commissions payable		4,203
Payable to shareholder		(166,901)
Deferred income taxes		24,561
Accrued income taxes		(48,574)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,999,935
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of certificate of deposit		(10,022)
Proceeds from sales of certificate of deposit		10,020
Purchases of marketable securities		(7,590,696)
Proceeds from sales of marketable securities		5,707,019
Purchases of property and equipment		(115,599)
NET CASH USED IN INVESTING ACTIVITIES		(1,999,278)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		657
CASH AND CASH EQUIVALENTS, beginning of year		2,792
CASH AND CASH EQUIVALENTS, end of year	$	3,449
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	400,000

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. The Company did not record any net realized or unrealized foreign currency losses during 2014. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities of $8,324 are reflected in the accompanying statement of income in other income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2014.

NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $1,037,100 and $250,000 respectively. The Company's net capital ratio was 0.61 to 1.

NOTE 4: FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

NOTE 4: FAIR VALUE MEASUREMENT *(Continued)*

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2014:

Mexican government agency securities: Valued in a manner using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in level 1 or level 2 of the fair value hierarchy.

Corporate Bonds: Valued at the closing price reported on the active market on which the individual bonds are traded.

U.S. Treasury Bills: Valued at the closing price reported on the active market on which they are traded.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
Foreign government agency bonds	$ 1,131	$ -	$ -	$ 1,131
Corporate bonds	149,850	-	-	149,850
U.S. Treasury Bills	1,929,855	-	-	1,929,855
	$ 2,080,836	$ -	$ -	$ 2,080,836

The bonds mature at various dates, ranging from March 2019 to September 2088.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company entered into a services agreement (Agreement) with its Shareholder in January 2003. The Agreement requires the Shareholder to provide administrative services to the Company. The Company is required to repay the costs incurred by the Shareholder under the agreement, plus a 16% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written

NOTE 5: RELATED PARTY TRANSACTIONS *(Continued)*

notice. The total amount incurred under this Agreement for the year ended December 31, 2014 was $1,459,542, of which $225,387 is payable at December 31, 2014.

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total amount earned under this agreement for the year ended December 31, 2014 was $81,600, of which $60,796 is receivable as of December 31, 2014.

NOTE 6: INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2014:

Federal	
Current tax expense	$ 190,455
Deferred tax expense (benefit)	24,561
Total federal tax expense	215,016
State	
Current tax expense	36,711
Total provision for income taxes	$ 251,727

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2011 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2011 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2014 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a

NOTE 6: INCOME TAXES *(Continued)*

component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2014, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2014:

Furniture, fixtures, and equipment	$	293,729
Accumulated depreciation		(177,246)
	$	116,483

Depreciation expense for the year was $42,097 and was recorded as rent and equipment expense in the accompanying financial statement.

NOTE 8: COMMITMENTS AND CONTINGENCIES

<u>Operating Leases</u>

The Company leases office space under an operating lease that expires on June 30, 2019. Rent expense under this lease and was approximately $114,660 for the year ended December 31, 2014.

Future minimum lease payments for years ending December 31 are as follows:

Year	Amount
2015	$138,540
2016	140,568
2017	144,623
2018	147,664
2019	74,339
Total	$ 645,734

<u>Security transactions</u>

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the

NOTE 8: COMMITMENTS AND CONTINGENCIES *(Continued)*

Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has no recorded liabilities with regard to the right. During 2014, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

The Company as a normal course of business has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 9: FINRA

On December 4, 2013 FINRA filed a claim against the Company alleging violations of certain FINRA and NASD rules and requested a hearing panel make findings of fact and conclusions of law that the Company committed the violations charged; and order that one or more of the sanctions provided under FINRA Rule 8310(a), including monetary sanctions, be imposed. On December 10, 2014 the company without admitting or denying the allegations in the complaint, consented to the entry of FINRA findings and violations consistent with the allegations of FINRA's complaint, and to the censure, $175,000 fine and to pay $1.1 million in disgorgement(plus pre-judgment interest , calculated by FINRA to be $196,560.99). The Company paid the fine and discouragement to FINRA during December through their clearing/broker dealer and recorded a payable to clearing broker/dealer of $1,009,041. The amount due to the clearing broker/dealer was paid through the sale of US T Bills during January of 2015.

NOTE 10: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2014.

NOTE 11: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2015 through January 26, 2015, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

MONEX SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Net capital:	
Total stockholder's equity	$ 1,858,670
Reductions and charges:	
Nonallowable assets:	
Commissions receivable	387,473
Property and equipment, net	116,483
Other assets	300,298
Total nonallowable assets and charges, net	804,254
Excess fidelity bond deductible	-
Net capital before haircuts on security positions	1,054,416
Haircuts on security positions	17,316
Net capital	$ 1,037,100
Aggregate indebtedness	
Accounts payable and accrued expenses	323,618
Commissions payable	12,192
Payable to shareholder	225,387
Accrued income taxes	34,542
Deferred tax	39,604
Total aggregate indebtedness	$ 635,343
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 787,100
Ratio of aggregate indebtedness to net capital	0.61

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2014.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2014 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2014.

monex
Securities

Member FINRA | SIPC | NFA

Exemption Report

Monex Securities, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Monex Securities, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2014.

2. Monex Securities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2014 without exception.

Sincerely,

Jesus Heiras
Managing Director

440 Louisiana St Suite 1440 - Houston TX 77002 - 713 877 8234 - Fax 713 877 8381
(Sin costo Desde la Ciudad de México 01 (800) 557 5532 ext. 6601)

EEPB 27th Year PC
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

January 26, 2015

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MONEX SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MONEX SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MONEX SECURITIES, INC. stated that MONEX SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. MONEX SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MONEX SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, Texas

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

January 26, 2015

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MONEX SECURITIES, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Monex Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2944*********************MIXED AADC 220**
044874 FINRA DEC
MONEX SECURITIES INC
440 LOUISIANA ST STE 1440
HOUSTON TX 77002-1691

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ruben Contreras (713) 877-8234

2. A.	General Assessment (item 2e from page 2)	$ 14,297.71
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/22/14 Date Paid	(7,741.50)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	6,556.21
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,556.21
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 6,556.21	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Monex Securities Inc
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,911,935
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102,694
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	8,324
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Service Fees (Deductions in excess of $100,000 require documentation)	81,600
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 234	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	234
Total deductions	192,852
d. SIPC Net Operating Revenues	$ 5,719,083
e. General Assessment @ .0025	$ 14,297.71 (to page 1, line 2.A.)